

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2012

<u>Via E-Mail</u>
Viatcheslav Gelshteyn, President
Viatech Corp.
Mikolase Alse, 586
Cesky Brod, Czech Republic 28201

> **Re: Viatech Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-181683**
> **Filed July 24, 2012**

Dear Mr. Gelshteyn:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letters refer to our comment letter dated June 20, 2012.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your response to prior comment 2 indicates that you intend to file a Form 8-A upon effectiveness. Since it appears that you would still have discretion to remain a Section 15(d) registrant and potentially not be subject to the reporting obligations of Section 12 registrants, please add a risk factor or other disclosures that describes the consequences of remaining a Section 15(d) registrant. Otherwise, please advise us that you will file a Form 8-A on a pre-effective basis.

2.   We note your response to prior comment 3. Please consider adding disclosure that clarifies even if you no longer qualify for the exemptions for an emerging growth company, you may still be, in certain circumstances, subject to scaled disclosure requirements as a smaller reporting company. For example, smaller reporting companies, like emerging growth companies, are not required to provide a compensation discussion

and analysis under Item 402(b) of Regulation S-K or auditor attestation of internal controls over financial reporting.

Future Sales by Existing Stockholders, page 25

3.   Your response to prior comment 15 indicates that you believe that you are not a shell company. However, since your offering is a best efforts offering with no minimum and you currently have limited assets and operations, please clarify whether there is a risk that you may be deemed a shell company and cease operations should you be unable to raise the necessary funds to implement your business plans. If so, please revise to clarify the restrictions of Rule 144 transfers if you are deemed a shell company at some point in the future here and in a risk factor.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3735 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
        David Lubin & Associates, PLLC